SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 27, 2004

      Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  The management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust and this involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively.  As of March 31, 2004, an evaluation was carried out under the supervision of and with the participation of the Trust's management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust's disclosure controls and procedures.  Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective and that there are no material weaknesses in the Trust's internal control over financial reporting as of March 31, 2004.

Changes in Internal Control Over Financial Reporting

Subsequent to such evaluation, there were no significant changes in internal control over financial reporting or that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit

Description of Exhibit

99.1

Press release entitled "2004 Second Quarter Report"

99.2

Certifications under Rule 13a-14(a) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

Date: July 27, 2004

By:  /s/ James F. Jones

James F. Jones

Secretary

Exhibit 99.1

CALGARY, July 26, 2004 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its 2004 second quarter results, which include the effect of the reduction in the Trust's interest in Elk Valley Coal over the next two years. Income from operations was $54 million during the quarter compared with $23 million during the same period last year. Coal sales volumes improved 11% and realized U.S. dollar sales prices increased 17% over the prior year. Net income before unusual items and discontinued operations was $41 million, up from $17 million a year ago. Net income was $13 million, including a $28 million after tax charge relating to the reduction of the Trust's interest in Elk Valley Coal. Net income in the second quarter of 2003 was $39 million, including a favourable $24 million adjustment to future income taxes resulting from federal tax rate reductions.

"Our operating results for the second quarter reflect improved coal markets and the positive effect of our mine rationalization programs implemented last year," said Jim Popowich, President of Fording Canadian Coal Trust. "High production levels in the quarter made for efficient operations at our minesites and lower unit cost of sales, while overall operating costs rose due to increased transportation costs."

Jim Popowich continued: "The demand for seaborne hard coking coal remains robust. Our mines are running flat out to meet the demands of our customers. With coal sales of 6.8 million tonnes in the second quarter, Elk Valley Coal is on track to meet its sales target of about 25 million tonnes for the year. We expect to deliver strong operating results for the Trust for the remainder of 2004.

 "Together with our partner, Teck Cominco, we have worked hard to maximize the value of the combined assets that make up Elk Valley Coal. As a result of the attainment of substantial synergies, a portion of the Trust's interest will be transferred to Teck Cominco, reducing our distribution entitlements to 60% over the next two years. We believe the value flowing from these synergies will more than offset the corresponding reduction in the Trust's interest."

Highlights for the Second Quarter:

  Net income before unusual items and discontinued operations was $41 million, up from $17 million in the prior year. Net income of $13 million was reduced by $28 million after tax to reflect our reduced interest in Elk Valley Coal, while net income for the second quarter last year included a $24 million adjustment to future income taxes.

  Revenues were $308 million, up 24% on the strength of higher coal sales volumes and prices, offset to a degree by a higher Canadian dollar.

  Cost of product sold declined slightly to $112 million, mainly due to lower unit costs. Transportation and other costs rose 32% to $121 million on increased coal sales volumes and higher rail and ocean freight costs.

  Cash available for distribution for the second quarter was $50 million, or $1.02 per unit. The distribution declared for the quarter totalled $49 million, or $1.00 per unit.

  In April 2004, 2 million units were issued at $52.50 per unit. Net proceeds of $99 million were used to reduce long-term debt, which stood at $209 million at June 30, 2004.

Fording Canadian Coal Trust                                      - 1 -                                           2004 Second Quarter Report

  Development of the first phase of the Cheviot Creek pit at the Cardinal River operations continues, on schedule and on budget, with initial coal production expected in the fourth quarter. Our share of annual production from the first phase is anticipated to be 0.8 million tonnes.

CONFERENCE CALL AND WEBCAST

A conference call to discuss these results will be held Tuesday, July 27, 2004 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4857 or 416-640-1907 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust's website www.fording.ca.

For further information contact:

Catherine Hart

Coordinator, Investor Relations

(403) 260-9817

investors@fording.ca

Website: www.fording.ca

Fording Canadian Coal Trust                                      - 2 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

This management's discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto for the quarter ended June 30, 2004, management's discussion and analysis and consolidated financial statements for the year ended December 31, 2003 contained in our Annual Report for 2003 and other public disclosure documents of the Trust and Fording Inc., being the former public company existing prior to the formation of the Trust (Old Fording).

We adopted three new accounting practices in the first quarter of 2004 that influenced the results of our operations and financial position. These new practices are described in the notes to the financial statements.

Important Information Regarding Comparative Financial Statements

Readers are cautioned that certain information included in the consolidated financial statements for prior periods may not be directly comparable because of the Plan of Arrangement and the reduction of the Trust's interest in Elk Valley Coal effective April 1, 2004.

Plan of Arrangement

Fording Canadian Coal Trust (the Trust) was established as part of a Plan of Arrangement (Arrangement) that became effective February 28, 2003. For accounting purposes, the Trust is a continuation of Old Fording. The financial statements for the prior year reflect the results of operations and cash flows of Old Fording for the period from January 1, 2003 to the formation of the Trust on February 28, 2003 and the results of the Trust and its operating subsidiary companies thereafter.

The Arrangement also created the Elk Valley Coal Partnership (Elk Valley Coal) by combining the metallurgical coal mining operations formerly owned by Fording Inc. (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines) and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver.

Reduction of Interest in Elk Valley Coal

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco's interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco's interest to 40%.

As discussed in our News Release dated July 20, 2004, the Trust and Teck Cominco agreed that substantial synergies have been achieved. As a result, the partners agreed that the Trust's distribution entitlement will reduce to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco's entitlements will increase correspondingly over the same period.

We recorded a $37.5 million non-cash charge to earnings for the second quarter, reflecting the entire 5% reduction in our interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the next two years.

Our financial results and financial position include our metallurgical coal segment through our interest in Elk Valley Coal following its formation on February 28, 2003 and prior to that the metallurgical coal operations of Old Fording; our industrial minerals segment, which has mining and processing operations in the United States and Mexico; and our corporate segment encompassing general and administration expenses not allocated to the other two operating segments.

Fording Canadian Coal Trust                                      - 3 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

From February 28, 2003, the metallurgical coal operations include our interest in Elk Valley Coal, which operates six open-pit mines in British Columbia and Alberta. Prior to this date, the metallurgical coal operations included 100% of the results of the three Old Fording mines.

The financial results and other information presented in this report reflect our 60% interest in Elk Valley Coal commencing with the second quarter of 2004; our 65% interest from February 28, 2003 to March 31, 2004 and, prior to that, Old Fording, unless stated otherwise. Because of the change in metallurgical coal assets and the reduction in our interest, second quarter and year-to-date results for 2004 may not be directly comparable to prior periods.

Non-GAAP Financial Measures

This management's discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as cash available for distribution and net income before unusual items and discontinued operations do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.

Caution on Forward-Looking Information

Certain information included in this quarterly earnings report is forward-looking and relates to future events or future results. Actual results are likely to differ, and may differ materially, from those expressed or implied in the forward-looking information. For a discussion of some of the risks, uncertainties and other factors that may affect our future events or results refer to our public filings with the securities regulatory authorities in Canada (www.sedar.com) and the United States (www.sec.gov). Information in this quarterly earnings report is presented as of July 26, 2004 and is subject to change after that date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Distributions
			Six months	Four months
	Three months ended		ended	ended
(millions of Canadian dollars	June 30		June 30	June 30
except per unit amounts)	2004	2003	2004	2003
Cash available for distribution	$50.2	$30.4	$69.6	$43.2
Distributions declared	$49.0	$34.3	$96.0	$116.5

Weighted average number of units
outstanding (in millions)	48.6	46.8	47.8	46.7

Per unit amounts:
Cash available for distribution	$1.02	$0.65	$1.43	$0.92
Distributions declared	$1.00	$1.49	$2.00	$2.49

* For the period from the formation of the Trust on February 28, 2003 to June 30, 2003.

Cash available for distribution in the second quarter of 2004 was $50 million, or $1.02 per unit. Distributions of available cash are based on anticipated results for the quarter and take into account

Fording Canadian Coal Trust                                      - 4 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

factors such as expected future performance, our changing interest in Elk Valley Coal and amounts paid in prior periods that were greater or less than the actual available cash for those prior periods. The distribution declared for the quarter totalled $49 million, or $1.00 per unit, based on 49 million units outstanding at June 30, 2004. For 2004 year to date, distributions include $0.39 per unit of available cash carried over from 2003. In 2003, year-to-date distributions were for a four-month period and included special distributions of $1.50 resulting from the Arrangement.

Earnings

	Three months ended		Six months ended
(millions of Canadian dollars	June 30		June 30
except per unit amounts)	2004	2003	2004	2003
Revenue	$308.2	$249.1	$553.4	$473.9
Income from operations	$54.0	$23.0	$63.0	$53.0
Income before unusual items and
discontinued operations	$40.7	$17.0	$44.9	$32.0
Net income	$12.6	$39.4	$23.3	$186.7

Basic and diluted earnings per unit:
Before unusual items and
discontinued operations	$0.84	$0.36	$0.94	$0.67
Net income	$0.26	$0.84	$0.49	$3.91

Higher sales volumes and prices for the metallurgical coal operations had a positive impact on income from operations in 2004, despite increased transportation and other costs. For the second quarter, income from operations rose $31 million and for the first half of 2004 was $10 million higher than last year.

Net income of $13 million for the second quarter of 2004 included a $28 million charge, net of tax, to reflect our reduced interest in Elk Valley Coal. Year to date, net income included a $6.5 million credit, net of tax, to earnings relating to a change in inventory valuation. Net income for the second quarter of 2003 was increased by a $24 million adjustment to future income taxes resulting from federal tax rate reductions. Net income for the first half of last year included significant, one-time gains associated with the Arrangement completed in February 2003. Unusual items had a pronounced effect on the comparability of our year-to-date results between 2004 and 2003. Net income, before and after unusual items and discontinued operations, is summarized in the following table.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Net income per financial statements	$12.6	$39.4	$23.3	$186.7

Add (deduct), net of applicable taxes:
Reduction of interest in Elk Valley Coal	28.1	-	28.1	-
Change in inventory valuation	-	-	(6.5)	-
Benefit of tax rate changes			-	-
Benefit of tax rate changes	-	(24.3)	-	(24.3)
Net income from discontinued operations	-	-	-	(78.7)
Gain on sale of interest in Elk Valley Coal	-	-	-	(70.7)
Reorganization costs	-	1.9	-	19.0

Net income before unusual items
and discontinued operations	$40.7	$17.0	$44.9	$32.0

Fording Canadian Coal Trust                                      - 5 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

INCOME FROM OPERATIONS

Metallurgical Coal

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars
except per tonne amounts)	2004	2003	2004	2003

Metallurgical Coal Statistics
Coal production (millions of tonnes)	4.0	3.8	7.9	7.4
Coal sales (millions of tonnes)	4.1	3.7	7.7	6.8
Average sales price
U.S.$/tonne	$51.10	$43.70	$48.40	$44.60
CDN$/tonne	$72.30	$63.10	$68.50	$65.60
Operating expenses
Cost of product sold (CDN$/tonne)	$25.80	$28.70	$27.20	$28.90
Transportation and other (CDN$/tonne)	$29.40	$24.00	$28.10	$24.40
Income from operations
Revenue	$294.9	$236.7	$526.9	$448.4
Cost of product sold	105.6	107.6	210.4	197.2
Transportation and other	118.8	89.8	215.7	167.0
Selling, general and administration	2.8	3.3	10.4	5.7
Depreciation and depletion	13.0	14.0	27.2	25.5

Income from operations	$54.7	$22.0	$63.2	$53.0

Revenues in the second quarter rose 25% on the strength of an 11% increase in sales volumes and a 17% increase in the average U.S. dollar sales price, offset slightly by a higher effective U.S./Canadian dollar exchange rate.

Low inventories and rail difficulties earlier this year resulted in a carry-over of 2003 coal-year contract pricing into the second quarter to fulfill commitments to our customers. These commitments were satisfied during the second quarter and higher prices are now in effect for the 2004 coal year, which runs through March 31, 2005.

Cost of product sold declined 2% in the second quarter and rose 7% for the year to date compared with the same periods in 2003, primarily because of higher sales volumes this year. Unit cost of product sold was 10% lower, reflecting lower strip ratios and higher mine productivity levels in the second quarter. Year to date, unit costs are down 6% from last year. With a return to normal rail service, sales increased and unit costs were 11% lower than the first quarter of this year.

Transportation and other costs include the cost of rail service, port charges, ocean freight costs where we are responsible for the expense, and other costs such as coal testing fees and demurrage charges for vessel waiting times. These costs were $119 million in the second quarter, up 32% over the same period last year. Higher sales volumes combined with a provision for disputed rail rates and a higher proportion of sales where we pay for ocean freight costs contributed to the increase. For the first six months of 2004, transportation and other costs rose 29% over last year. Contributing to the increase were demurrage charges of $10 million, most of which were incurred in the first quarter.

Development of the first phase of the Cheviot Creek pit at the Cardinal River operations continues, on schedule and on budget. Initial coal production is expected in the fourth quarter. Work continues to obtain

Fording Canadian Coal Trust                                      - 6 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

the remaining licenses and approvals, which are expected to be received on a timely basis prior to commencement of production. Our share of annual production from the first phase is anticipated to be 0.8 million tonnes. We continue to evaluate the market potential for Cheviot coal. A decision to proceed with the second phase could increase our share of production to 1.7 million tonnes annually, with an estimated $42 million in additional capital expenditures. The capital for the second phase of the project relates primarily to the purchase of additional equipment. Financing of our share of the project will be by way of debt financing, facilitated by the $99 million raised with our recent issue of trust units.

Selling, general and administration costs include costs incurred by the marketing group, commissions on sales and certain corporate costs not allocated to the mine operations. Year to date, selling, general and administration costs increased $5 million from the prior year due to a charge for severance benefits pursuant to change in control agreements with certain former senior executives.

Industrial Minerals

	Three months ended		Six months ended
(millions of Canadian dollars	June 30		June 30
except as noted)	2004	2003	2004	2003
Statistics - Wollastonite

Sales (thousands of tonnes)	21	19	42	38
Average sales price (U.S.$/tonne)	$430	$422	$438	$430

Income from operations

Revenue	$13.3	$12.4	$26.5	$25.5
Cost of product sold	6.6	6.3	13.6	13.2
Transportation and other	1.7	1.7	3.5	3.3
Selling, general and administration	1.5	1.2	2.4	3.1
Depreciation and depletion	1.2	1.3	2.5	3.0

Income from operations	$2.3	$1.9	$4.5	$2.9

Industrial minerals operations showed improved results, as we continue to focus on mid- and high-value products. Income from operations improved 21% to $2 million for the second quarter of 2004 and rose 55% to $5 million for the year to date. Increased sales volumes from an improving economy and new product development and higher U.S. dollar selling prices were the main contributing factors, offset by a stronger Canadian versus U.S. dollar compared to the same periods last year.

OTHER INCOME AND EXPENSES AND DISCONTINUED OPERATIONS

Interest expense decreased to $2 million from $5 million in the second quarter of last year. The decrease is mainly due to a $99 million reduction in debt from the proceeds of our equity issue in April and lower interest rates.

Other income and expense includes interest and investment income as well as other miscellaneous income and expenses. Year to date, a change in accounting practice adopted in 2004 resulted in unusual income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year. Other income in 2003 includes $5 million of interest earned on income tax reassessments.

The Arrangement that created the Trust on February 28, 2003 generated a net gain of $49 million in the first half of 2003 after reorganization costs of $22 million. The Arrangement also resulted in the sale of the Prairie assets of Fording Inc. This sale resulted in a $132 million gain, before taxes of $56 million. These assets were classified as discontinued operations.

Fording Canadian Coal Trust                                      - 7 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

Income tax expense

Income taxes consist primarily of British Columbia mineral taxes and Alberta Crown royalties on the cash flows of the metallurgical coal operations and, to a lesser extent, income tax related to the industrial minerals operations. Provincial mineral taxes and Crown royalties increased in 2004 due to increased cash flows from the metallurgical coal operations. In the second quarter of 2003, future income taxes were reduced by $24 million to reflect lower federal tax rates. Income tax for the first quarter of 2003 also included income taxes associated with the two-month period prior to the conversion of Old Fording into an income trust.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Current income taxes:
Canadian income taxes	$1.8	$0.1	$1.8	$5.7
Provincial mineral taxes and Crown royalties	5.2	1.6	7.1	4.8
Foreign income taxes	1.2	0.8	2.1	1.5
	8.2	2.5	11.0	12.0
Future income taxes arising from tax rate changes	-	-	-	-
Future income tax (recovery)	(7.3)	(23.6)	(3.2)	(18.2)

Total income taxes	$0.9	$(21.1)	$7.8	$(6.2)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Summary of Cash Flows

Operating activities	$38.6	$37.6	$85.7	$47.6
Investing activites	(10.9)	(4.4)	(14.7)	333.3
Financing activities, excluding distributions	3.6	1.1	4.5	(275.2)

	31.3	34.3	75.5	105.7

Distributions to unitholders	(47.0)	(46.8)	(93.9)	(46.8)

	(15.7)	(12.5)	(18.4)	58.9

Cash - beginning of period	54.2	78.4	56.9	7.0

Cash - end of period	$38.5	$65.9	$38.5	$65.9

At the end of the second quarter of 2004, we held cash and cash equivalents of $39 million and had $192 million of revolving bank credit facilities. There are no borrowings under these facilities; however $47 million was used to support letters of credit and letters of guarantee at June 30, 2004.

Cash flows from operating activities are largely influenced by the results of our metallurgical coal operations. Cash flows from operating activities before working capital changes were $56 million for the second quarter of 2004, up $22 million from the prior year. Changes in non-cash working capital reduced cash flow from operations by $17 million during the second quarter of 2004, which reflects normal variations in working capital items such as accounts receivable, inventories and accounts payable. Year to date, the change in non-cash working capital includes $11 million resulting from a change in

Fording Canadian Coal Trust                                      - 8 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

accounting rules related to inventory valuation. In 2003, certain transactions under the Arrangement did not affect cash flow from operating activities, and better results for the metallurgical coal operations in 2003 were offset by reorganization costs and an increase in working capital.

During the quarter, certain outstanding matters related to the Arrangement were settled. Cash received by Elk Valley Coal and the Trust was applied to outstanding receivables. The agreement also provided for the assumption by Elk Valley Coal of the reclamation obligations of the former Luscar properties at the Cardinal River operations. There was no significant impact on earnings.

Investing activities during the second quarter included capital expenditures of $18 million, of which approximately $7 million was sustaining and the balance was for development of the Cheviot Creek pit at Cardinal River. Additions to capital assets in 2004 are up significantly from the $2.3 million spent in the second quarter of 2003, reflecting timing differences and a deferral of some capital projects last year following the Arrangement. Sustaining capital expenditures in the second quarter of 2004 included the purchase of new equipment and work to de-bottleneck and upgrade our Fording River preparation plant.

In April 2004, we issued 2 million trust units at $52.50 per unit by way of a bought deal. The $99 million of net proceeds was used to pay down a portion of our long-term bank debt. Financing activities during the second quarter of 2004 also included the provision for payment of distributions of $49 million.

At June 30, 2004, our long-term debt amounted to $209 million, including $54 million classified as a current liability. Terms of the long-term bank debt require $51 million to be refinanced by February 28, 2005 and the remaining $150 million by February 28, 2006. Adequate credit facilities are in place to fund working capital, the development of the Cheviot Creek pit and other requirements. We anticipate that we have the ability to generate sufficient amounts of cash and cash equivalents from operating and financing activities, in the short term and the long term, to maintain our productive capacity and to fund planned growth and development activities.

OUTLOOK

Cash Available for Distribution

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, coal production and sales volumes, the U.S./Canadian dollar exchange rate, production and transportation costs, and sustaining capital expenditures. Our expectation with respect to these variables is largely unchanged from that communicated in our last quarterly report, except for the impact of the items noted below.

Coal Markets

The demand for seaborne hard coking coal remains robust, due to high utilization of steel-making capacity worldwide. Coal mines in North America and Australia are operating at capacity, and the rail systems and ports are being pressed to meet the requirements of the coal producers. High quality coking coal is in very tight supply and integrated steel mills and coke producers in all of our markets have been forced to purchase lower quality coal at high spot prices to meet minimum demand. Even then, consumers, notably in India and China, are unable to secure coking coal in quantities that allow them to operate at desired levels. While coal producers are identifying possible capacity expansions, there have not been enough firm projects announced to return the metallurgical coal market to balance.

Our coal is fully contracted for the 2004 coal year, with more than 95% of volumes contracted under evergreen or long-term agreements. These contracts typically provide for the sale of a fixed volume each year, while prices are negotiated annually.

Fording Canadian Coal Trust                                      - 9 -                                           2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

Coal uptake by our customers continues to be high, which has reduced our inventories to about three weeks of coal production at normal run rates. We are working to increase this before going into the winter months.

Rail Service

Following major disruptions experienced early in the year, rail service has returned to normal levels. By early April, we had cleared the backlog of vessels waiting for coal. Recent rail demand has been high across all sectors and we have experienced some service fluctuations. However, taken over a reasonable period of time, service levels are sufficient to move our anticipated production volumes. Going forward, our ability to substantially increase coal sales out of the Elk Valley may require rail capacity additions.

Elk Valley Coal is in a dispute with Canadian Pacific Railway (CPR), its primary rail service provider, over the freight rates relating to the shipment of coal from our Elk Valley mines to the ports in Vancouver. CPR stated that the dispute is not expected to affect the continued shipment of coal to Vancouver. Our second quarter earnings include a contingency provision for our share of the claim in order to mitigate the potential for any significant negative impact on the financial results of the Trust resulting from resolution of the dispute.

Foreign Exchange Hedging

We use foreign exchange forward contracts to manage our cash flows with respect to our foreign currency exposure. Limits have been established to allow hedges of up to 100% of our estimated U.S. dollar exposure within the first 24 months and thereafter up to 50%, 30% and 15%, respectively, of expected U.S. dollar exposure during each of the next three 12-month periods. During the second quarter, we entered into additional contracts and have hedged a total of U.S.$330 million at an average rate of U.S.$0.69 for the last six months of 2004. At June 30, 2004, the unrealized gain on foreign exchange forward contracts was $94 million Canadian, based on a U.S./Canadian dollar exchange rate of U.S.$0.75. Our outstanding foreign currency hedges are disclosed in note 6 to the financial statements.

Sensitivities

Giving effect to the reduction in our interest in Elk Valley Coal, the Trust's share of coal sales for the last half of 2004 is expected to be approximately 8 million tonnes. Our share of sustaining capital expenditures to be funded from cash flow is estimated to be approximately $12 million. Average coal sales prices are anticipated to be approximately U.S.$50 per tonne. Taking into account foreign currency hedges on more than 90% of our committed volumes for the balance of 2004, our Canadian dollar realizations are estimated to be $71 per tonne.

The table that follows outlines the approximate sensitivity in the last half of 2004 of cash available for distribution per unit based on changes in certain key variables. These sensitivities are calculated before any cash reserve and include our 62% distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout the balance of the year.

Fording Canadian Coal Trust                                      - 10 -                                         2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

Variable	Change +/-	Cents/unit

Cost of coal product sold	CDN$1.00/tonne	14
Price of coal, net of impact on transportation and other costs	U.S.$1.00/tonne	13
Elk Valley Coal's sales and production of coal	1 million tonnes	11
U.S./Canadian dollar exchange rate	U.S. 1 cent	1
Sustaining capital expenditures of the Trust	CDN$1 million	2

NUMBER OF UNITS OUTSTANDING

There were 49.0 million trust units outstanding on June 30 and July 26, 2004.

Fording Canadian Coal Trust                                      - 11 -                                         2004 Second Quarter Report

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except per unit amounts)	2004	2003	2004	2003
Revenues	$308.2	$249.1	$553.4	$473.9

Expenses
Cost of products sold	112.2	113.9	224.0	210.4
Transportation and other	120.5	91.5	219.2	170.3
Selling, general and administration	6.6	4.7	16.1	10.5
Depreciation and depletion	14.9	16.0	31.1	29.7
	254.2	226.1	490.4	420.9
Income from operations	54.0	23.0	63.0	53.0

Other income (expense)
Interest expense	(2.1)	(4.6)	(7.0)	(6.3)
Other, net (note 3)	(0.9)	1.8	12.6	6.4
Gain (loss) on corporate reorganization (note 4)	(37.5)	(1.9)	(37.5)	48.7

Income before taxes and discontinued operations	13.5	18.3	31.1	101.8

Income tax expense (recovery)	0.9	(21.1)	7.8	(6.2)

Income before discontinued operations	12.6	39.4	23.3	108.0

Discontinued operations (note 4)	-	-	-	78.7
Net Income	$12.6	$39.4	$23.3	$186.7
Weighted average number of units
outstanding (in millions) (note 8)	48.6	46.8	47.8	47.7

Basic and diluted earnings per unit (note 8)
Before discontinued operations	$0.26	$0.84	$0.49	$2.26
Net Income	$0.26	$0.84	$0.49	$3.91

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Balance - beginning of period	$201.1	$96.9	$190.4	$291.8

Net Income for the period	12.6	39.4	23.3	186.7
Adjustment for adoption of new accounting
standard for asset retirement obligations (note 2)	-	-	-	8.8
Repurchase of capital stock	-	-	-	(351.0)
Balance - end of period	$213.7	$136.3	$213.7	$136.3

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust                                      - 12 -                                         2004 Second Quarter Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Operating activities
Net Income	$12.6	$39.4	$23.3	$186.7
Items not using (providing) cash:
Loss on reduction of interest in Elk Valley Coal	35.1	-	35.1	-
Depreciation and depletion	15.0	15.8	31.4	31.0
Provision for asset retirement obligations, net	1.0	1.1	1.9	1.7
Future income taxes	(7.3)	(23.7)	(3.2)	38.0
Income from change in inventory valuation (note 2)	-	-	(10.8)	-
Loss (gain) on disposal of assets	-	0.1	0.1	(203.0)
Other items, net	(0.6)	1.2	0.1	1.5

	55.8	33.9	77.9	55.9

Decrease (increase) in non-working capital	(17.2)	3.7	7.8	(8.3)
Cash from operating activities	38.6	37.6	85.7	47.6
Investing activities
Additions to capital assets	(17.7)	(2.3)	(23.4)	(10.9)
Proceeds on disposal of assets	0.2	-	0.5	362.7
Cash payment for Luscar assets	-	-	-	(12.3)
Other investing activities, net	6.6	(2.1)	8.2	(6.2)

Cash from (used in) investing activities	(10.9)	(4.4)	(14.7)	333.3
Financing activities
Increase (decrease) in long-term debt	(99.0)	0.2	(99.6)	165.2
Increase in bank indebtness	3.5	1.3	4.8	4.3
Issuance of units, net	99.1	0.8	99.4	9.0
Repurchase of capital stock	-	-	-	(377.1)
Payments under the Arrangement	-	-	-	(75.3)
Other financing activities, net	-	(1.2)	(0.1)	(1.3)
Financing activities, before distributions	3.6	1.1	4.5	(275.2)
Distributions declared	(49.0)	(34.3)	(96.0)	(116.5)
Increase (decrease) in distributions payable	2.0	(12.5)	2.1	69.7

Financing activities related to distributions	(47.0)	(46.8)	(93.9)	(46.8)

Cash used in financing activites	(43.4)	(45.7)	(89.4)	(322.0)
Increase (decrease) in cash and equivalents	(15.7)	(12.5)	(18.4)	58.9

Cash and cash equivalents
- beginning of period	54.2	78.4	56.9	7.0
Cash and cash equivalents - end of period	$38.5	$65.9	$38.5	$65.9

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust                                      - 13 -                                         2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30	December 31
(millions of Canadian dollars)	2004	2003
Assets

Current assets
Cash and cash equivalents	$38.5	$56.9
Accounts receivable	105.1	79.0
Inventory	125.6	130.3
Prepaid expenses	6.0	2.9
	275.2	269.1

Capital assets	615.1	661.1

Goodwill	44.4	46.7

Other assets	19.9	20.1
	$954.6	$997.0
Liabilities

Current liabilities
Bank indebtedness	$8.7	$4.4
Accounts payable and accrued liabilities	103.3	91.3
Income taxes payable	14.0	7.0
Distribution payable	49.0	46.9
Current portion of long-term debt	53.7	3.3
	228.7	152.9

Long-term debt (note 6)	155.4	306.6

Other long-term liabilities (note 7)	80.3	74.8

Future income taxes	209.2	211.9

Commitments and contingencies (note 10)

	673.6	746.2
Unitholders' equity

Trust units (note 8)	356.7	257.3
Accumulated earnings	213.7	190.4
Accumulated cash distributions (note 5)	(306.3)	(210.3)
Foreign currency translation adjustments	16.9	13.4
	281.0	250.8
	$954.6	$997.0

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust                                      - 14 -                                         2004 Second Quarter Report

Management's Discussion and Analysis                                                                    July 26, 2004

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was formed as part of the Plan of Arrangement effective February 28, 2003 (the Arrangement), as described in note 4.

The Arrangement also created the Elk Valley Coal Partnership (Elk Valley Coal) by combining the metallurgical coal mining operations formerly owned by Fording Inc. (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines) and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver. The Trust's interest in Elk Valley Coal is described in detail in note 4.

The Arrangement has been accounted for as a continuity of interests whereby these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost. These financial statements reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. Due to the conversion into an income trust, and the resulting change in assets, certain information included in the consolidated financial statements for periods prior to February 28, 2003 may not be directly comparable to information subsequent to that date.

The Trust has two operating segments. The metallurgical coal operations, which are operated through Elk Valley Coal since February 28, 2003, mine and process metallurgical coal from six mines located in British Columbia and Alberta, Canada. The industrial minerals segment mines and processes wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico. The Trust's reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment.

These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Trust's Annual Report for 2003 and other public disclosure documents of the Trust and Old Fording.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining our financial results is contained in Management's Discussion and Analysis in our 2003 Annual Report.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust's annual financial statements for 2003, except as follows:

Asset retirement obligations

Effective January 1, 2004, the Trust adopted the new standard for asset retirement obligations described in CICA Handbook Section 3110 and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

Fording Canadian Coal Trust                                      - 15 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

Previously, the Trust accrued for reclamation costs expected to be incurred at the completion of mining activities based on known or estimated costs on an undiscounted unit of production basis. Under the new standard, the Trust recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life.

As a result of this new standard, in the first quarter of 2003, capital assets increased $42 million, goodwill decreased $5 million, other long-term liabilities increased $12 million, future income taxes increased $16 million and accumulated earnings increased $9 million. Non-cash expenses in the first quarter of 2003 increased $0.3 million and the gain on the sale of the interest in Elk Valley Coal was reduced by $1.3 million.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, "Generally Accepted Accounting Principles", is effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles. Two accounting practices have been changed to correspond to guidance consistent with the primary sources of generally accepted accounting principles.

In prior periods, revenue for certain sales transactions was reported net of sales commissions and related transportation and other costs in order to report net revenues on a basis consistent with the majority of sales transactions. In accordance with the new accounting standards, revenue is now reported at the gross level for all sales. Commissions are included in selling, general and administration costs and transportation and other costs are included in that caption on the consolidated statement of income. Our revenues continue to be shown net of such items as trade or volume discounts, the benefits or costs of foreign currency hedging activities, returns and allowances, and claims for damaged goods. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted for the current period.

In prior periods, depreciation, depletion and amortization of mine assets was classified as a period cost. Under the new standard, these costs are included in the carrying value of inventory. The transitional provisions of this standard require prospective application of changes in accounting policies arising from the adoption of the standard. Effective January 1, 2004, product inventories increased $10.8 million to include the cost of depreciation, depletion and amortization, with the corresponding credit included in other income.

Comparative figures

Certain prior year's figures have been reclassified to conform to the presentation adopted in 2004.

Fording Canadian Coal Trust                                      - 16 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

3.  OTHER, NET

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Interest and investment income	$0.3	$0.7	$1.3	$5.4
Change in inventory valuation (note 2)	-	-	10.8	-
Other	(1.2)	1.1	0.5	1.0

	$(0.9)	$1.8	$12.6	$6.4

4.  GAIN (LOSS) ON CORPORATE REORGANIZATION

The Trust and Elk Valley Coal were established as part of the Arrangement effective February 28, 2003 that involved the combination of the metallurgical coal assets held by Old Fording, Teck Cominco and the Luscar/CONSOL joint ventures into Elk Valley Coal. In addition, Fording Inc. sold its Prairie assets to an entity owned by Ontario Teachers' Pension Plan and Sherritt International Corporation.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Corporate reorganization
Reduction of interest in Elk Valley Coal	$(37.5)	$-	$(37.5)	$-
Gain on sale of interest in Elk Valley Coal	-	-	-	70.7
Reorganization costs related to the Arrangement	-	(1.9)	-	(22.0)

	$(37.5)	$(1.9)	$(37.5)	$48.7
Discontinued operations
Gain on sale of Prairie assets, net
of taxes of $56.3 million	$-	$-	$-	$76.0
Segment earnings prior to disposal, net
of taxes of $1.4 million	-	-	-	2.7

	$-	$-	$-	$78.7

Reduction of interest in Elk Valley Coal

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco's interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco's interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies have been achieved. As a result, the partners agreed that the Trust's distribution entitlement will reduce to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco's entitlements will increase correspondingly over the same period.

We recorded a $37.5 million non-cash charge to earnings for the second quarter, reflecting the entire 5% reduction in our interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for

Fording Canadian Coal Trust                                      - 17 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the next two years.

Results of operations commencing with the second quarter of 2004 reflect our 60% interest in Elk Valley Coal, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

Gain on sale of interest in Elk Valley Coal

Fording Inc. contributed its metallurgical coal assets, which included Old Fording's interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in Elk Valley Coal and $125.0 million as part of the Arrangement. This transaction resulted in a $70.7 million gain to the Trust, including the impact of applying the accounting standard for asset retirement obligations.

Discontinued operations

The Prairie assets of Fording Inc. were sold for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion. This sale resulted in a $132.3 million gain, before taxes of $56.3 million. These assets have been classified as discontinued operations. The income from these operations for the first quarter of 2003 prior to the sale was $4.1 million, before taxes of $1.4 million.

5.  DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors, our changing interest in Elk Valley Coal and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented below may not be comparable to similarly named measures presented by other trusts. The per-unit amounts of cash paid or declared to be paid to unitholders reflect the actual amounts based on the number of units outstanding on the record dates for the payments, which differs from the weighted average number of units used to calculate earnings per unit.

Fording Canadian Coal Trust                                      - 18 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

				Six months	Four months
		Three months ended		ended	ended
		June 30		June 30	June 30*
(millions of Canadian dollars)		2004	2003	2004	2003
Cash Available for Distribution

Cash flows from operating activities		$38.6	$37.6	$85.7	$102.9
Add (deduct):	$
Increase (decrease) in non-cash working capital		17.2	(3.7)	(7.8)	(55.5)
Sustaining capital expenditures, net		(7.2)	(2.3)	(9.6)	(2.9)
Capital lease payments		$(0.2)	(0.4)	(0.6)	(0.5)
Other		1.8	(0.8)	1.9	(0.8)

Cash available for distribution		$50.2	$30.4	$69.6	$43.2
* For the period from the formation of the Trust on February 28, 2003 to June 30, 2003.

Cash distributions to unitholders were $1.00 per unit for the second quarter of 2004 and $2.00 per unit for the year to date. The year-to-date distributions for 2003 totalled $2.49 per unit, which included a special payment of $70 million ($1.50 per unit) pursuant to the Arrangement.

			Six months	Four months
	Three months ended		ended	ended
	June 30		June 30	June 30*
(millions of Canadian dollars)	2004	2003	2004	2003
Accumulated Distributions to Unitholders

Opening accumulated cash distributions	$257.3	$82.2	$210.3	$-
Distributions declared and payable	49.0	34.3	96.0	116.5
Closing accumulated cash distributions	$306.3	$116.5	$306.3	$116.5
* For the period from the formation of the Trust on February 28, 2003 to June 30, 2003.

Distributable cash for 2003 was for the period from the formation of the Trust on February 28, 2003 to March 31, 2003.

Fording Canadian Coal Trust                                      - 19 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

6.  LONG-TERM DEBT AND BANKING FACILITIES

	June 30	December 31
(millions of Canadian dollars)	2004	2003
Long-term debt
Bank debt
Term variable rate bank loans with interest
rates varying from 4.8% to 5.5%	$201.0	$300.0

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	6.3	7.1
Capital lease obligations expiring in
2004 and 2005 with interest rates
varying from 5.0% to 7.1%	1.8	2.8

	209.1	309.9

Less current portion	(53.7)	(3.3)
	$155.4	$306.6

The $201.0 million bank debt requires $51.0 million to be refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006.

	June 30	December 31
(millions of Canadian dollars)	2004	2003
Other use of bank facilities
Issued and outstanding letters of credit
and guarantee:
Fording Inc.	$0.1	$27.5
Elk Valley Coal (2004: 60% of $77.6 million)	46.6	20.5
	$46.7	$48.0
Unused lines of credit, revolving
Fording Inc.	$119.9	$92.5
	25.4	57.5
	$145.3	$150.0

Fording Inc.'s bank credit facilities are supported by an unsecured guarantee by Elk Valley Coal, limited in recourse to any partner's interest in Elk Valley Coal (other than Fording Inc.), a general security agreement over the assets of Fording Inc. including its interest in Elk Valley Coal, and unsecured guarantees given by Fording Inc.'s industrial minerals subsidiaries, Nyco Minerals, Inc. and 627066 Alberta Ltd.

Neptune Terminals guarantee

Elk Valley Coal's proportionate share of its guarantee of the outstanding bank indebtedness of Neptune Terminals was $19.3 million at the end of the quarter. The Trust's share of this guarantee was $11.6 million.

Fording Canadian Coal Trust                                      - 20 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

Foreign exchange forward contracts

To manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Elk Valley Coal. The following table summarizes the Trust's outstanding hedged positions at June 30, 2004.

	Amount Hedged (millions of U.S.$)
	Elk Valley Coal		Fording	Trust's	Average Exchange Rates
Year	1.000000	0.600000	Inc.	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)
2004	$216	$130	$200	$330	1.45	0.69
2005	355	213	81	294	1.48	0.68
2006	95	57	8	65	1.59	0.63
2007	-	-	16	16	1.46	0.69

	$666	$400	$305	$705

At June 30, 2004, the Trust's portion of unrealized gains on foreign exchange forward contracts was $94.1 million based on the U.S./Canadian dollar exchange rate of U.S.$0.75. The Trust's realized gain on foreign exchange included in revenues in the second quarter of 2004 was $11.4 million (2003 - $7.6 million) and for the year to date was $26.4 million (2003 - $7.4 million).

7.  OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2004	2003
Asset retirement obligations	$64.7	$58.0
Pension and other post-retirement benefits	14.0	15.0
Other, net	1.6	1.8
	$80.3	$74.8

Asset retirement obligations

Asset retirement obligations and costs are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. The total undiscounted amount of the estimated obligation is $129 million, which has been discounted using a rate of 6.8%.

In connection with the settlement of certain matters related to the Arrangement during the second quarter, Elk Valley Coal assumed responsibilities for reclamation of the Luscar contributed assets. This increased asset retirement obligations for the quarter by $8.9 million.

Fording Canadian Coal Trust                                      - 21 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

Pension and other post-retirement benefits

Substantially all employees are involved in either a defined benefit or defined contribution plan. The pension expense for the second quarter of 2004 was $2.1 million and $4.3 million year to date (2003 - $2.2 million and $4.2 million, respectively).

8.  TRUST UNITS

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Units issued and outstanding

	Three months ended		Six months ended
	June 30, 2004		June 30, 2004
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount
Balance, beginning of period	47.0	$257.6	46.9	$257.3

Issued on exercise of options	-	0.1	0.1	0.4
Issued pursuant to a units offering	2.0	99.0	2.0	99.0
Balance, end of period	49.0	$356.7	49.0	$356.7

Units offering

In the second quarter of 2004, the Trust issued 2.0 million units from treasury at $52.50 per unit. The units offering provided net proceeds of $99.0 million, which was used to repay a portion of the long-term bank debt described in note 6.

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding for purposes of calculating earnings per unit on a basic and fully diluted basis is summarized in the following table:

	Three months ended		Six months ended
	June 30		June 30
(in millions)	2004	2003	2004	2003
Basic	48.6	46.8	47.8	47.7
Fully diluted	48.7	46.8	47.8	47.7

Fording Canadian Coal Trust                                      - 22 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

9.  UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements outstanding, including an exchange option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. Certain exchange options also have accompanying unit appreciation rights. These plans resulted in compensation expense of $0.5 million in the second quarter of 2004 (2003 - $0.1 million) and $1.0 million for the year to date (2003 - $0.4 million).

Exchange Option Plan

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan.  The Trust has not granted any options since its formation. At June 30, 2004, there were approximately 60,000 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $15.14 per unit and the remaining weighted average contractual life is five years.

Employee Unit Purchase Plan

In the second quarter of 2004, the total number of units purchased on behalf of the employees, including the employer's contributions, was 10,500 units with the Trust's portion costing $0.1 million.

Unit Equivalent Plan

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents are granted and recorded at fair market value, which is determined using the five-day weighted average trading price of a unit immediately preceding the award date.

10.  COMMITMENTS AND CONTINGENCIES

Other than noted below there are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Trust's Annual Report for 2003.

Westbound rail rates

On July 21, 2004, Canadian Pacific Railway (CPR) filed a statement of claim against Elk Valley Coal for $14.2 million relating to rail freight charges to June 30, 2004. Elk Valley Coal and CPR disagree on the amount of rail freight charges relating to the shipment of coal from Elk Valley Coal's mines in southeastern British Columbia to port facilities at Vancouver, British Columbia. A contingency provision for the Trust's share of the claim was recorded in the second quarter in order to mitigate the potential for any significant negative impact on the financial results of the Trust resulting from resolution of this dispute.

CPR stated that the dispute is not expected to affect the continued shipment of coal by CPR from the Elk Valley mines.

Change in control agreements

At June 30, 2004, the Trust's share of the remaining contingent liability, which is dependent on the achievement of certain future financial results, related to change in control agreements with certain current and former members of senior management ranges between $3 million and $7 million.

Fording Canadian Coal Trust                                      - 23 -                                         2004 Second Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

July 26, 2004

11.  SEGMENT INFORMATION

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2004	2003	2004	2003
Metallurgical Coal
Revenues	$294.9	$236.7	$526.9	$448.4
Cost of products sold	(105.6)	(107.6)	(210.4)	(197.2)
Transportation and other	(118.8)	(89.8)	(215.7)	(167.0)
Selling, general and administration	(2.8)	(3.3)	(10.4)	(5.7)
Depreciation and depletion	(13.0)	(14.0)	(27.2)	(25.5)
Income from operations	54.7	22.0	63.2	53.0
Interest expense			-	-
Interest expense	(0.5)	(0.9)	(0.5)	(0.9)
Other income (expense)	0.2	1.6	10.4	1.6
Income taxes	0.3	21.9	(5.7)	7.7
Income Before discontinued Operations	54.7	44.6	67.4	61.4
Industrial Minerals
Revenues	13.3	12.4	26.5	25.5
Cost of products sold	(6.6)	(6.3)	(13.6)	(13.2)
Transportation and other	(1.7)	(1.7)	(3.5)	(3.3)
Selling, general and administration	(1.5)	(1.2)	(2.4)	(3.1)
Depreciation and depletion	(1.2)	(1.3)	(2.5)	(3.0)
Income from operations	2.3	1.9	4.5	2.9
Interest expense	(0.1)	(0.1)	(0.1)	(0.2)
Other income (expense)	-	-	0.5	-
Income taxes	(1.2)	(0.8)	(2.1)	(1.5)

Income Before discontinued Operations	1.0	1.0	2.8	1.2
Corporate
Selling, general and administration	(2.3)	(0.2)	(3.3)	(1.7)
Depreciation and depletion	(0.7)	(0.7)	(1.4)	(1.2)
Loss from operations	(3.0)	(0.9)	(4.7)	(2.9)
Interest expense	(1.5)	(3.6)	(6.4)	(5.2)
Other income (expense)	(1.1)	0.2	1.7	4.8
Corporate reorganization	(37.5)	(1.9)	(37.5)	48.7
Income taxes			-	-

Income (loss) Before discontinued Operations	(43.1)	(6.2)	(46.9)	45.4
Consolidated
Revenues	308.2	249.1	553.4	473.9
Cost of products sold	(112.2)	(113.9)	(224.0)	(210.4)
Transportation and other	(120.5)	(91.5)	(219.2)	(170.3)
Selling, general and administration	(6.6)	(4.7)	(16.1)	(10.5)
Depreciation and depletion	(14.9)	(16.0)	(31.1)	(29.7)
Income from Operations	54.0	23.0	63.0	53.0
Interest expense	(2.1)	(4.6)	(7.0)	(6.3)
Other income (expense)	(0.9)	1.8	12.6	6.4
Corporate reorganization	(37.5)	(1.9)	(37.5)	48.7
Income taxes	(0.9)	21.1	(7.8)	6.2

Income Before discontinued Operations	$12.6	39.4	$23.3	$108.0

Fording Canadian Coal Trust                                      - 24 -                                         2004 Second Quarter Report

Exhibit 99.2

Certification Under Rule 13a-14(a)
of the Securities Exchange Act of 1934

I, James L. Popowich, President of the Fording Canadian Coal Trust, certify that:

1.

I have reviewed this report on Form 6-K of the Fording Canadian Coal Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

1

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

July 26, 2004                                                /s/  James L. Popowich

James L. Popowich

President

2

Certifications Under Rule 13a-14(a)
of the Securities Exchange Act of 1934

I, Ronald A. Millos, Vice President and Chief Financial Officer, certify that:

1.

I have reviewed this report on Form 6-K of the Fording Canadian Coal Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

July 26, 2004

Ronald A. Millos

2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

as enacted by Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Report on Form 6-K of Fording Canadian Coal Trust (the "Company") for the quarter ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James L. Popowich, the President, and Ronald A. Millos, the Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

July 26, 2004

James L. Popowich

President

Ronald A. Millos

Vice President & Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fording Canadian Coal Trust and will be retained by Fording Canadian Coal Trust and furnished to the Securities and Exchange Commission or its staff upon request.

3